[ON THE LETTERHEAD OF OFS CAPITAL, LLC]

October 26, 2012

Via E-mail and EDGAR

Mr. John Russo and Mr. Chad Eskelson,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	OFS Capital, LLC
(Form N-2, File Nos. 333-166363 & 814-00813)

Dear Mr. Russo and Mr. Eskelson:

Per our discussion with you on Tuesday, October 23, 2012, we are attaching as Annex A hereto the accounting memorandum, previously emailed by OFS Capital, LLC (the “Company”) to John Russo, regarding the deconsolidation of Tamarix Capital Partners, LP (“Tamarix LP”).

In addition, we hereby confirm the following:

(1) If the Company is successful in acquiring all of the limited partnership interests in Tamarix LP and all of the ownership interests in Tamarix Capital G.P., LLC, the limited liability company that functions as its general partner (“Tamarix GP), that are currently owned by other persons, from such time the Company intends to consolidate the financial statements of Tamarix LP into its own financial statements.

(2) If the Company is not successful in acquiring such other interests, if so required by Rule 3-09 of Regulation S-X, the Company intends to file the separate financial statements of Tamarix LP in accordance therewith. In addition, if the Company is not successful in acquiring such interests, and the Company is not otherwise required to file the separate financial statements of Tamarix LP, if so required by Rule 4-08(g) of Regulation S-X, the Company intends to provide summarized financial information as to Tamarix LP, which may include summary balance sheet and income statement information and a schedule of investments, in each case and as discussed with you, taking into account the materiality of such information to the presentation of the Company’s financial statements.

If you have any questions or comments regarding the above, please feel free to call me on (847) 734-2070.

Sincerely,

/s/ Robert Palmer

Robert Palmer

(Attachment)

cc:	John Ganley
(Securities and Exchange Commission)

Glenn Pittson

Bei Zhang

(OFS Capital, LLC)

Patrick Brown

(Sullivan & Cromwell LLP)

Annex A

OFS Capital, LLC

Memo

To:	OFS Capital, LLC (“OFS Capital” or the “Company”) July 31, 2012 Closing File

From:	Bei Zhang

Cc:	Jeff Cerny, Bob Palmer

Date:	10/11/2012

Re:	Deconsolidation of Tamarix Capital Partners, LP (“Tamarix LP”) by OFS Capital effective July 27, 2012

Facts and Circumstances:

Tamarix LP is a Delaware limited partnership which was formed in January 2010 and commenced operations in September 2011. Tamarix LP applied for a Small Business Investment Company (“SBIC”) license from the Small Business Administration (“SBA”), in order to become a SBIC regulated fund under the Small Business Investment Company Act of 1958 (the “SBIC Act”). In September and November 2011, OFS Capital entered into loan agreements with Tamarix LP pursuant to which OFS Capital lent an aggregate of $16.75 million to Tamarix LP.

On May 10, 2012, Tamarix LP received the SBIC license. Prior to May 10, 2012, Tamarix LP was deemed to be a variable interest entity (“VIE”) of OFS Capital under ASC Topic 810 (Consolidation). On May 10, 2012, upon its licensure as an SBIC fund, Tamarix LP was no longer a VIE, but instead a limited partnership guided under ASC Topic 810, since 1) Tamarix LP had (and continues to have) sufficient equity at risk to finance its future activities without additional subordinated financial support, and 2) there continued to be a controlling financial interest holder in Tamarix LP. OFS Capital was deemed under ASC Topic 810 to continue to hold the controlling financial interest in Tamarix LP subsequent to May 10, 2012, as OFS Capital continued to have the power to direct the activities of Tamarix LP that most significantly impacted Tamarix LP’s economic performance, and the obligation to absorb losses that could potentially be significant to Tamarix LP.

The investment and exit decisions, day-to-day investment activities and underlying assets of Tamarix LP are managed by its general partner, Tamarix Capital G.P., LLC (“Tamarix GP”), which is controlled by three individuals who were, until July 27, 2012, employed by Orchard First Source Capital, Inc. (“OFSC”), an affiliate of OFS Capital (“Tamarix Individuals”), each of whom, together with Glenn Pittson, OFS Capital’s Chief Executive Officer, have previously been approved by the SBA to manage Tamarix LP. As secured lender to Tamarix LP, as well as employer (through affiliated entity) of the Tamarix Individuals, OFS Capital ultimately was deemed to have the power to direct the activities of Tamarix LP that most significantly impacted Tamarix LP’s economic performance. In addition, as the 68.4% limited partner in Tamarix LP, OFS Capital also possesses the right to receive benefits from Tamarix LP that could potentially be significant to Tamarix LP. Therefore, subsequent to May 10, 2012, OFS Capital continued to consolidate the financial statements of Tamarix LP into its own.

On July 27, 2012, Tamarix LP received leverage from the SBA in the total amount of $13.66 million and repaid its loans due to OFS Capital with accrued interest in the total amount of approximately $16.58 million. Also effective July 27, 2012, the Tamarix Individuals resigned as employees from OFSC.

Issue:

What impact will Tamarix LP’s payoff of OFS Capital’s loans, together with the Tamarix Individuals’ resignations from OFSC, have on OFS Capital’s consolidation accounting treatment for its investment in Tamarix LP effective July 27, 2012?

Analysis and Conclusions:

Under ASC Topic 810-20-25-3, “The general partners in a limited partnership are presumed to control the limited partnership regardless of the extent of the general partners’ ownership interest in the limited partnership.” Under ASC Topic 810-20-25-5, “The assessment of whether the rights of the limited partners shall overcome the presumption of control by the general partners is a matter of judgment that depends on facts and circumstances”.

Under ASC Topic 810, a reporting entity is deemed to have a controlling financial interest in an entity if it meets both of the following criteria:

1)	the power to direct the activities of an entity that most significantly impact the entity’s economic performance, and

2)	either the obligation to absorb losses of the entity that could potentially be significant to the entity or the right to receive benefits from the entity that could potentially be significant to the entity.

Due to the resignation of the Tamarix Individuals from OFSC, effective July 27, 2012, OFS Capital is no longer deemed to have the power to direct the activities of Tamarix LP that most significantly impact Tamarix LP’s economic performance, as, prior to July 27, 2012, it did via its affiliate’s employment of the Tamarix Individuals. Upon the Tamarix Individuals’ discontinuation of their employment relationships with OFSC, Tamarix GP, as the general partner of Tamarix LP, succeeded to the power previously held by OFS Capital to direct the activities of Tamarix LP that most significantly impact Tamarix LP’s economic performance effective July 27, 2012.

Given the foregoing, effective July 27, 2012, OFS Capital no longer met the 1st criterion set forth above and, therefore, no longer held the controlling interest in Tamarix LP as of that date.

We note moreover that, as a result of Tamarix LP’s payoff on July 27, 2012 of its loans due to OFS Capital, OFS Capital no longer has the obligation to absorb such losses from Tamarix LP that could potentially be significant to Tamarix LP as, prior to July 27, 2012, it had as a secured lender to Tamarix LP although, as a 68.4% limited partner in Tamarix LP, OFS Capital retains an obligation to absorb losses/right to receive benefits from Tamarix LP that could potentially be significant to Tamarix LP.

Since OFS Capital no longer held the controlling interest in Tamarix LP, effective July 27, 2012, OFS Capital will deconsolidate Tamarix LP’s financial statements from its own. To facilitate the accounting process, OFS Capital will deconsolidate Tamarix LP’s balance sheet on July 31, 2012 (due to the short period between July 27 and July 31), and deconsolidate the statement of operations of Tamarix LP from its own effectively August 1, 2012.

If OFS Capital ultimately were to acquire all of the limited partnership interests in Tamarix LP that it does not now own, as well as all of the ownership interests in Tamarix GP, that it does not now own, OFS Capital would become the 100% equity owner and controlling financial interest holder in both Tamarix LP and Tamarix GP and, at such time, would consolidate the financial statements of both entities into its own.

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